Part II	Exhibit 18

Letter re: Changes in Accounting Principle

May 1, 2015

Mr. David Denton
Executive Vice President and
Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Denton:

Note 2 of the Notes to the Condensed Consolidated Financial Statements of CVS Health Corporation included in its Form 10-Q for the quarter ended March 31, 2015 describes changes in the methods of accounting for front store inventories in the Retail Pharmacy Segment from a lower of cost or market on a first-in, first-out (“FIFO”) basis in retail stores using the retail inventory method and in the distribution centers from the FIFO cost method to a lower of cost or market using the weighted-average cost method. There are no authoritative criteria for determining a “preferable” method for accounting for inventory based on the particular circumstances; however, we conclude that such changes in the methods of accounting are to an acceptable alternative method which, based on your business judgment to make these changes and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2014, and therefore we do not express any opinion on any financial statements of CVS Health Corporation subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP
Boston, Massachusetts